FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of December, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

December 17, 2003

Hanson PLC Trading Statement

Hanson PLC, the international building materials company, is issuing this trading statement in advance of the February 19, 2004 announcement of its preliminary results for the year ending December 31, 2003.

Overview
The expectation of more resilient second half trading conditions provided at the time of the July interim results announcement has been met. On a constant currency basis, second half continuing group trading profit (post goodwill, before reorganisation costs) is forecast to be approximately 6% higher than the prior year period (versus a decline of 9% in the first half). This stronger performance principally reflects a catch-up in US and UK volumes, together with continuing buoyant trading conditions in Australia.

Hanson expects to report 2003 pre-tax, pre-exceptional profit (before non-exceptional reorganisation costs of £9 million) in line with current market consensus. This is despite a £4 million adjustment to full year trading profit expectations as a result of updating the 2003 budgeted $/£ average exchange rate to $1.63/£1 from $1.60/£1 at the time of the interims.

With approximately half of group trading profit generated in North America, the full year effect of US dollar weakness (i.e. translating at $1.63/£1 vs. $1.50/£1 in 2002) will be to reduce the sterling value of North American generated trading profit (post goodwill) by approximately £20 million. Other items affecting year-on-year comparisons are the previously disclosed £25 million increase in the 2003 SSAP 24 pension charge and the return to a more normal level of property disposal profits. Without these factors, forecast 2003 profit would be significantly higher than the 2002 pre-tax, pre-exceptional total of £350.3 million.

Trading update
North America
US Aggregates has seen volumes recover over the past three months after poor weather affected the start to the year. The first half aggregates volume decline of 6.3% (heritage) will have been substantially recovered by the year end despite continuing weakness in the Northern Californian market for aggregates and cement. Pricing looks to have broadly followed the same trends that were experienced in the first half.

Pipe and Products volumes have also picked up over the past three months as weather patterns have improved. In addition, the order book remains good despite recently improved shipments. Clay brick and concrete roof tile activity levels remain strong on the back of continuing robust residential demand. Brick volumes have recovered from the first half shortfall of 3.3% and should finish the year ahead of 2002.

UK
UK trading profit has shown continued growth. UK Aggregates is experiencing positive volume trends in the second half, following a 9.1% fall in heritage aggregates volumes in the first half. For the full year this variance is anticipated to be half that level, indicating that, although the underlying market remains subdued, the disruption caused by the introduction of the Aggregates Levy is being worked through. Asphalt and ready-mixed concrete volumes and margins will be marginally down for the year, reflecting market trends and heightened competition in these products areas.

Continuing price and volume growth in the UK brick operations will underpin a successful year for the UK Building Products division.

Australia/Continental Europe & Asia
Australia continues to perform very strongly. Underlying results have benefited from stronger pricing and acquisition related volumes, while translated earnings have also benefited from the current strength of the Australian dollar.

In other principal markets, Spain is performing well, as is Malaysia. Hong Kong however has suffered from lower ready-mixed concrete prices, although there are recent signs that this is now stabilising.

Aggregates reorganisation
In June 2003, Hanson announced that Jim Kitzmiller, former head of Hanson Pipe & Products in the US, was to lead a new US aggregates division which would combine the three previous regional businesses. This was designed to make the aggregates operations more responsive to market conditions and contribute to the drive for further cost savings.

A £6 million cost to implement these improvements will be charged to US Aggregates 2003 second half trading profit. 2004 trading profit is expected to benefit by approximately £10 million as a result of these initiatives. The full annualised benefit is forecast to reach approximately £18 million by 2005.

UK Aggregates is similarly focusing on cost reduction measures. A £3 million charge to second half trading profit will be taken and a benefit of approximately £7 million is anticipated during the course of 2004, rising to approximately £10 million in 2005.

Asbestos
Second half new asbestos claimant numbers are currently less than half the number received in the first six months of the year. Approximately 2,000 claimants have been resolved in the second half, 70% of which were dismissed. As a result, the number of outstanding claimants at the end of November was approximately 123,000.

The gross cost of resolving asbestos claims (before associated insurance recoveries and tax benefit) for the 11 months to the end of November was $39.5 million. Approximately half of this cost relates to legal fees. The 2003 net cash cost to Hanson after insurance is forecast to be approximately $5 million, equivalent to £1.7 million after tax.

In line with Hanson's previously announced provisioning policy and reflecting the fact that trends remain as anticipated, $20 million (approximately $12 million net of exceptional tax credit) will be added for the second half to the group's asbestos provision via a non-operating exceptional charge.

Hanson remains supportive, but cautious, with regard to attempts at a Federal level to reform what is widely acknowledged to be a broken asbestos legislative system.

Exceptional items
Second half exceptional items will primarily include impairment charges in respect of certain US and Asian assets, together with losses on disposal of other such assets. The total cash impact of second half exceptional items, including asbestos, is expected to be approximately £5 million.

Financial position
Notwithstanding substantially higher 2003 capex (approximately £200m versus £143.2m in 2002) and year to date acquisition spend of approximately £155 million, strong cash flows and the benefit to the balance sheet of holding US dollar denominated debt will ensure that, at current exchange rates, year end net debt should fall to around £1 billion (2002 £1,169.9m). This is after defined benefit pension fund top-up contributions of approximately £75 million. A further indication of Hanson's solid financial position is that 2003 EBITA interest cover (pre-exceptional items) will remain above 6x.

Outlook
Although second half trading has been boosted by an element of catch-up after disappointing first half volumes in the US and UK, underlying housing and infrastructure related demand in Hanson's major markets is relatively encouraging.

In addition, Hanson remains optimistic about the prospect of increased funding levels for SAFETEA, the proposed successor to the six year $218 billion TEA-21 US infrastructure development programme.However, any extended delay in the reauthorisation process could impact the US volume outlook for 2004.

Price increases and cost reduction measures will continue to be sought to help offset continuing cost pressures in areas such as pensions, healthcare and fuel.

Hanson will continue to use its strong cash flow and balance sheet capacity to develop its core products and markets through its capex and bolt-on acquisition investment programmes.

A conference call, hosted by Alan Murray (Chief Executive) and Jonathan Nicholls (Finance Director), will take place today at 8.00am GMT. The dial-in number is +44 (0)20 8515 2304.
A recording of this conference call will be available for 48 hours from 11.00am GMT today. The dial-in number is +44 (0)20 8797 2499 (PIN number 954209#), or, for US investors, +1 303 590 3065 (PIN number 21028689#).

Inquiries                     Justin Read
                                      Hanson PLC
                                      +44 (0)20 7245 1245

Notes:

  Hanson is the largest producer of aggregates and concrete pipe and products in the world and is the third largest producer of ready-mixed concrete. Its other principal products include bricks and concrete roof tiles and its operations are in North America, the UK, Australia, Continental Europe and Asia Pacific.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts two days prior to results announcements and publication of company reports, is via its website (www.hansonplc.com).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's 20-F filing with the Securities and Exchange Commission of the United State of America and include, but are not limited to, the general strength or weakness of the construction industry in North America, the United Kingdom, Continental Europe, Asia and Australia; changes in government policy or legislation in the regions and territories in which Hanson operates such as the approval of SAFETEA as the successor to TEA-21 in the United States of America or the introduction of the Aggregates Levy in the United Kingdom; costs of materials including cement, bitumen, energy, and fuel; inclement weather conditions during peak construction periods; the availability of and access to resources in geographic areas of customer demand; the pricing policies of competitors; and changes in exchange rates.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:    December 17, 2003